General Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for General Municipal Money Market Fund covers the six-month period from December 1, 2003, through May 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from their 2003 federal tax refunds and mortgage refinancings, continued to spend. At the same time, corporations have become more willing to hire new workers and invest in new projects and equipment. As a result, yields of longer-dated money market securities began to rise in the spring of 2004, as investors increasingly anticipated that the Federal Reserve Board might soon begin raising rates in an attempt to forestall potential inflationary pressures.

No matter where interest rates go from here, however, we continue to believe that the objectives of liquidity and stability make tax-exempt money market funds a valuable component of many investors' portfolios. Indeed, despite recently encouraging economic news, concerns regarding the war on terrorism, instability in Iraq and higher energy prices have caused heightened volatility in the stock and bond markets. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2004



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did General Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2004, the fund's Class A shares produced an annualized yield of 0.49%, Class B shares produced an annualized yield of 0.12% and Class X shares produced an annualized yield of 0.11%. Taking into account the effects of compounding, the fund's Class A, Class B and Class X shares also produced annualized effective yields of 0.49%, 0.12% and 0.11%, respectively.[1]

We attribute these results to low short-term interest rates throughout the reporting period. However, in the spring of 2004, yields of longer-dated money market instruments began to rise as investors anticipated higher interest rates in a strengthening economy.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal personal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality, tax-exempt municipal money market instruments from issuers throughout the United States and its territories that provide income exempt from federal income tax. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Despite a sustained economic recovery, tax-exempt money market yields remained near historical lows throughout the reporting period. Yields of money market securities were anchored by the 1% federal funds rate and remained relatively stable even as longer-term bonds experienced heightened market volatility. In fact, during the first half of the reporting period, the Federal Reserve Board ("the Fed") repeatedly affirmed its commitment to an accommodative monetary policy by stating that it intended to be "patient" in keeping interest rates low. Later, as more evidence of economic strength accumulated, the Fed suggested that any future interest-rate increases were likely to be "measured."

In addition, state and local governments were faced with declining tax revenues during much of 2003, and they increasingly turned to the tax-exempt money markets, issuing fixed-rate notes to balance their budgets. Many municipalities also refinanced old debt at lower rates, further boosting the supply of newly-issued available municipal securities. Since a greater volume of tax-exempt money market instruments competed for investor interest, their after-tax yields remained relatively high compared with historical norms. In fact, at certain times during the reporting period, tax-exempt money market yields equaled or exceeded the yields of comparable taxable instruments.

In this environment, we maintained the fund's weighted average maturity in a range longer than industry averages through the first quarter of 2004, which enabled us to capture incrementally higher yields from fixed-rate instruments. We purchased insured municipal bonds,[2] notes and commercial paper with maturities in the three- to nine-month range, and we attempted to stagger the maturities of these holdings to construct a "laddered" portfolio in which holdings mature in stages. This is designed to give the fund greater flexibility in a rising interest-rate environment.

Toward the end of the reporting period, however, yields of longer-dated municipal money market instruments began to rise as investors anticipated eventual rate-hikes from the Fed. Stronger labor markets, higher energy prices and other potential inflationary pressures suggested that the Fed may shift toward a less accommodative monetary policy sooner than many analysts previously had expected. Accordingly, we allowed the fund's weighted average maturity to move lower, toward the neutral range. In addition, we increased the fund's holdings of variable-rate demand notes on which yields are reset weekly. These strategies were designed to give us the flexibility required to capture higher yields more quickly as they become available.

What is the fund's current strategy?

As of the end of the reporting period, it appears to us that the market is anticipating an increase of 25 to 50 basis points in the federal funds rate over the next few months. In addition, many issuers conduct their annual short-term borrowing activities in June, creating a larger supply of newly-issued securities. However, we expect that 2004 issuance volume will be lower than it was in 2003 due to the improving economy. In this changing market environment, we have continued to maintain the fund's weighted average maturity in the neutral range in anticipation of higher-yielding opportunities over the next several months.

June 15, 2004

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yields provided for the fund's Class B and Class X shares reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to a voluntary undertaking that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of 0.04% and an effective yield of 0.04%, and the fund's Class X shares would have produced a yield of 0.04% and an effective yield of 0.04%.*

[2] *Insurance on individual portfolio securities extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

STATEMENT OF INVESTMENTS

May 31, 2004 (Unaudited)

Tax Exempt Investments—100.2%	Principal Amount ($)	Value ($)
Alabama—1.5%		
The Industrial Development Board of the City of Fultondale IDR, VRDN (Melsur Corp. Project) 1.20% (LOC; Key Bank)	4,265,000 [a]	4,265,000
County of Jefferson, Sewer Revenue, Refunding, VRDN 1.11% (Insured; XL Capital Assurance and Liquidity Facility; Bank of America)	4,400,000 [a]	4,400,000
Troy Health Care Authority, Sarha Lease Revenue, VRDN (Southeast Rural Health) 1.16% (LOC; Regions Bank)	2,800,000 [a]	2,800,000
Arizona—1.0%		
Maricopa County Industrial Development Authority, MFHR Refunding, VRDN (San Clemente Apartments Project) 1.12% (Liquidity Facility; FNMA)	8,200,000 [a]	8,200,000
Arkansas—.8%		
Arkansas Development Finance Authority, MFHR, VRDN (Chapelridge of Cabot Housing Project) 1.18% (LOC; Regions Bank)	6,675,000 [a]	6,675,000
California—5.4%		
State of California, RAW 2%, 6/16/2004 (Liquidity Facility: Lehman Brothers, Merrill Lynch and Societe Generale)	12,000,000	12,004,337
California Pollution Control Financing Authority, SWDR VRDN (Norcal Waste System Inc. Project) 1.17% (LOC; Comerica Bank)	12,465,000 [a]	12,465,000
FHLMC Multifamily VRDN Certificates Housing Revenue, VRDN 1.26% (Insured; FHLMC and Liquidity Facility; FHLMC)	18,462,283 [a]	18,462,283
Colorado—3.9%		
Colorado Educational and Cultural Facilities Authority Revenue, VRDN (Vail Mountain School Project) 1.15% (LOC; Key Bank)	5,000,000 [a]	5,000,000
City and County of Denver, Airport Revenue, Refunding VRDN 1.17% (Insured; MBIA and Liquidity Facility; Bank One)	10,000,000 [a]	10,000,000
Lafayette Exemplatory Improvement District Special Assessment Revenue, Refunding, VRDN 1.12% (LOC; U.S. Bank NA)	3,250,000 [a]	3,250,000
Lakewood Housing Authority, MFHR, VRDN (Ridgemoor Apartments Project) 1.12% (Insured; FNMA)	7,750,000 [a]	7,750,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue 1.08%, 8/2/2004	5,000,000	5,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
District of Columbia—2.0%		
District of Columbia Water and Sewer Authority Public Utility Revenue, VRDN, Merlots Program 1.14% (Insured; FSA and LOC; Wachovia Bank)	5,420,000 [a]	5,420,000
Metropolitan Washington Airport Authority Transportation Revenue, CP 1.20%, 6/10/2004 (Liquidity Facility; WestLB AG)	10,000,000	10,000,000
Florida—3.7%		
Bay County Housing Finance Authority, SFMR, VRDN Merlots Program 1.19% (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	5,360,000 [a]	5,360,000
Collier County Educational Facilities Authority, Revenue VRDN (International College Project) 1.06% (LOC; Fifth Third Bank)	14,245,000 [a]	14,245,000
Jacksonville Electric Facility Authority, Electric Revenue, CP 1.05%, 10/14/2004 (Liquidity Facility; Dexia Credit Locale)	10,000,000	10,000,000
Georgia—6.9%		
Albany-Dougherty County Hospital Authority, Revenues VRDN (Phoebe Hospital) 1.09% (Insured; AMBAC and Liquidity Facility; Regions Bank)	20,400,000 [a]	20,400,000
Cobb County Housing Authority, MFHR, VRDN (Woodsong Apartments Project) 1.12% (Insured; FNMA)	5,970,000 [a]	5,970,000
Columbia County Development Authority, Private Schools Revenue, VRDN (Augusta Preparatory Project) 1.12% (LOC; Wachovia Bank)	3,700,000 [a]	3,700,000
Gwinnett County School District, GO Notes, TAN Construction Sales Tax Notes 1.75%, 12/30/2004	14,000,000	14,032,006
Jefferson Development Authority, IDR, VRDN (Ringwood Containers Project) 1.17% (LOC; Bank of America)	1,600,000 [a]	1,600,000
Savannah Economic Development Authority Exempt Facility Revenue, VRDN (Home Depot Project) 1.15% (LOC; SunTrust Bank)	5,000,000 [a]	5,000,000
Savannah Housing Authority, MFHR, VRDN (Bradley Pointe Apartments Project) 1.12% (LOC; Key Bank)	3,500,000 [a]	3,500,000
Illinois—6.1%		
Chicago O'Hare International Airport, Special Facility Revenue, VRDN (O'Hare Technical Center II Project) 1.15% (LOC; ABN-AMRO)	8,000,000 [a]	8,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Illinois (continued)		
Cook County, GO Notes, VRDN		
Merlots Program 1.14% (Insured; AMBAC and		
Liquidity Facility; Wachovia Bank)	3,585,000 [a]	3,585,000
Illinois Development Finance Authority, VRDN:		
IDR (Durex Industries Project) 1.15% (LOC; ABN-AMRO)	4,200,000 [a]	4,200,000
Revenue (Northwestern Memorial Hospital)		
1.06% (Liquidity Facility; Bank of Nova Scotia)	7,500,000 [a]	7,500,000
Illinois Health Facilities Authority, Revenues		
(Evanston Hospital Corp.):		
1.40%, 11/12/2004	5,000,000	5,000,000
1.20%, 11/15/2004	5,000,000	5,000,000
Roaring Fork Municipal Products LLC, Revenue, VRDN:		
1.21% (Insured; FSA and Liquidity		
Facility; The Bank of New York)	10,385,000 [a]	10,385,000
1.21% (Liquidity Facility; The Bank of New		
York and LOC: FHLMC, FNMA and GNMA)	4,840,000 [a]	4,840,000
Indiana−1.8%		
Indiana Development Finance Authority, Revenue, CP		
(Eiteljorg Museum) 1.05%, 11/3/2004 (LOC; Bank One)	5,150,000	5,150,000
Indiana Health Facility Financing Authority, Revenues		
VRDN (Union Hospital Inc. Project)		
1.14% (LOC; Fifth Third Bank)	7,815,000 [a]	7,815,000
Indiana Housing Finance Authority, SFMR, VRDN		
Merlots Program 1.19% (Liquidity Facility; Wachovia		
Bank and LOC: FNMA and GNMA)	1,500,000 [a]	1,500,000
Iowa−1.9%		
State of Iowa, Revenue, TRAN 2%, 6/29/2004	8,000,000	8,005,780
Louisa County, PCR, Refunding, VRDN		
(Midwest Power System Inc. Project) 1.12%	7,000,000 [a]	7,000,000
Kansas−1.4%		
Kansas Development Finance Authority, MFHR		
Refunding, VRDN (Chesapeake Apartments Project)		
1.10% (LOC; FHLB)	5,000,000 [a]	5,000,000
Mission, MFHR, Refunding, VRDN (The Falls		
Apartments Project) 1.19% (Insured; FNMA)	6,000,000 [a]	6,000,000
Kentucky−6.3%		
City of Fort Mitchell, Kentucky League of Cities		
Funding Trust, LR, VRDN, Trust Lease Program		
1.08% (LOC; U.S. Bank NA)	9,700,000 [a]	9,700,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Kentucky (continued)		
Kenton County Airport Board, Special Facilities Revenue, VRDN (Airis Cincinnati LLC) 1.10% (LOC; Deutsche Postbank)	28,000,000 [a]	28,000,000
Kentucky Rural Water Finance Corporation, Public Project Revenue, Construction Notes 1.05%, 10/1/2004	3,300,000	3,300,000
Lincoln County Residential, Mortgage Revenue, VRDN 1.22% (GIC; Bayerische Landesbank)	9,000,000 [a]	9,000,000
Louisiana—1.3%		
Louisiana Public Facilities Authority, LR, VRDN 1.11% (Liquidity Facility; Societe Generale)	10,000,000 [a]	10,000,000
Maine—.6%		
State of Maine, GO Notes, BAN 2%, 6/24/2004	4,555,000	4,557,672
Maryland—1.8%		
Frederick County, Revenue, VRDN (Homewood Inc. Facility) 1.22% (LOC; M&T Bank)	5,125,000 [a]	5,125,000
Maryland Economic Development Corporation, Revenue VRDN:		
(CWI Limited Partnership Facility) 1.31% (LOC; M&T Bank)	3,410,000 [a]	3,410,000
(E. John Schmitz and Sons Inc.) 1.31% (LOC; M&T Bank)	2,135,000 [a]	2,135,000
Maryland Industrial Development Financing Authority EDR, VRDN (Mercy High School Facility) 1.21% (LOC; M&T Bank)	3,800,000 [a]	3,800,000
Massachusetts—2.9%		
Chicopee, GO Notes, BAN 2%, 11/19/2004	8,000,000	8,030,658
Koch Certificates of Trust, Revenue, VRDN 1.21% (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	2,863,000 [a]	2,863,000
Massachusetts Development Finance Agency, College and University Revenue, VRDN (Wentworth Institute of Technology) 1.15% (Insured; Radian Bank and Liquidity Facility; Fleet National Bank)	12,000,000 [a]	12,000,000
Michigan—9.1%		
Michigan Hospital Finance Authority, Revenues, VRDN Healthcare Equipment Loan Program:		
1.10% (LOC; ABN-AMRO)	25,700,000 [a]	25,700,000
1.10% (LOC; Fifth Third Bank)	25,000,000 [a]	25,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Michigan (continued)		
Michigan Housing Development Authority Housing Revenue 1.08%, 6/1/2004	7,000,000	7,000,000
Michigan Municipal Bond Authority, Revenue 2%, 8/23/2004 (LOC; JPMorgan Chase Bank)	10,165,000	10,187,133

Michigan Strategic Fund, LOR, VRDN
    (D&R Paint Co. Project)
    1.15% (LOC; Fifth Third Bank)
	4,214,000 a	4,214,000

Minnesota−.4%		

Saint Paul Housing and Redevelopment Authority, MFHR
    Refunding, VRDN (Hampden Square Apartments)
    1.22% (LOC; FNMA)
	2,840,000 a	2,840,000

Mississippi−.4%		

Mississippi Business Finance Corporation, IDR, VRDN
    (Bruce Furniture Industries Project)
    1.20% (LOC; Wachovia Bank)
	3,500,000 a	3,500,000

Missouri−.7%		

Kansas City Industrial Development Authority, Revenue
    VRDN (Alphapointe Associates for the Blind)
    1.16% (LOC; U.S. Bank NA)
	5,500,000 a	5,500,000

Nevada−1.6%		

Clark County, IDR, VRDN
    (Southwest Gas Corp. Project)
    1.12% (LOC; Fleet National Bank)
	6,000,000 a	6,000,000

Nevada Housing Division, Multiple-Unit Housing Revenue VRDN (Silverado Ranch) 1.10% (Insured; FNMA)	6,710,000 a	6,710,000
New Hampshire−.1%		

New Hampshire Housing Finance Authority, SFHR
    VRDN, Merlots Program 1.19% (Liquidity
    Facility; Wachovia Bank)
	1,055,000 a	1,055,000

New Mexico−2.5%		
Bernalillo County, Revenue, TRAN 1.50%, 6/30/2004	10,000,000	10,003,840

New Mexico Income Housing Authority Region III, LR
    VRDN, Lease Purchase Program 1.11%
    (Liquidity Facility; Societe Generale)
	10,000,000 a	10,000,000

New York−2.5%		
Johnson City Central School District, GO Notes, BAN 1.50%, 6/17/2004	3,000,000	3,000,449

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City Municipal Water Finance Authority Water and Sewer Revenue, CP .98%, 6/10/2004 (LOC: Helaba Bank and Landesbank Baden-Wuerttemberg)	10,000,000	10,000,000
New York City Transitional Finance Authority, Revenue VRDN, NYC Recovery 1.07% (Liquidity Facility; JPMorgan Chase Bank)	7,000,000 a	7,000,000
Ohio—1.9%		
Cuyahoga Community College District Revenue, VRDN 1.09% (Insured; AMBAC and Liquidity Facility; Key Bank)	5,000,000 a	5,000,000
Gateway Economic Development Corporation, Greater Cleveland Ohio Excise Tax Revenue, Refunding 5.125%, 9/1/2004 (Insured; FSA)	2,800,000	2,828,229
Grove City, Multi-Family Housing and Mortgage Revenue VRDN (Regency Arms Apartments) 1.12% (LOC; FNMA)	2,470,000 a	2,470,000
Twinsburg, IDR, VRDN (United Stationers Supply Co.) 1.14% (LOC; PNC Bank)	5,000,000 a	5,000,000
Oklahoma—1.0%		
Tulsa County Industrial Authority, Capital Improvements Revenue 1.40%, 11/15/2004 (Liquidity Facility; Bank of America)	8,150,000	8,150,000
Oregon—1.8%		
State of Oregon, GO Notes, TAN 2.25%, 11/15/2004	4,000,000	4,021,307
Oregon Housing & Community Services Department SFMR, Family Mortgage Program 1.25%, 1/6/2005	10,000,000	10,000,000
Pennsylvania—6.4%		
Berks County Industrial Development Authority, IDR VRDN (EJB Paving and Materials) 1.25% (LOC; Wachovia Bank)	1,200,000 a	1,200,000
East Hempfield Township Industrial Development Authority IDR, VRDN (Menomite Home Project) 1.17% (LOC; M&T Bank)	12,200,000 a	12,200,000
Harrisburg Authority, Water Revenue, Refunding, VRDN 1.11% (Insured; FGIC and Liquidity Facility; FGIC)	14,650,000 a	14,650,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Lancaster County Hospital Authority, Senior Living Facilities Revenue, VRDN (Quarryville Presbyterian) 1.10% (LOC; M&T Bank)	8,400,000 [a]	8,400,000
Pennsylvania Higher Educational Facilities Authority College and University Revenue (Associate Independent Colleges) 1.125%, 11/1/2004 (LOC; Allied Irish Banks)	2,500,000	2,500,000
Philadelphia Hospitals and Higher Education Facilities Authority, Revenues, Refunding, VRDN (Philadelphia Protestant Home) 1.15% (LOC; Fleet National Bank)	1,900,000 [a]	1,900,000
West Cornwall Township Municipal Authority, GO Notes Refunding, VRDN (Bethlehem School District Project) 1.06% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	9,900,000 [a]	9,900,000
Rhode Island−.7%		
Rhode Island Industrial Facilities Corporation, IDR, VRDN (Cooley Inc. Project) 1.12% (LOC; Citizens Bank of Rhode Island)	2,750,000 [a]	2,750,000
Tobacco Settlement Financing Corporation, Revenue VRDN 1.21% (Liquidity Facility; Merrill Lynch)	2,500,000 [a]	2,500,000
South Carolina−2.0%		
Town of Lexington, Water and Sewer Revenue, VRDN 1.15% (Insured; MBIA and Liquidity Facility; South Trust Bank)	4,890,000 [a]	4,890,000
Oconee County, PCR, Refunding, VRDN (Duke Energy) 1.10% (LOC; Bank One)	5,000,000 [a]	5,000,000
South Carolina Jobs-Economic Development Authority EDR, VRDN (Virtual Image Technology) 1.11% (LOC; Royal Bank of Canada)	5,500,000 [a]	5,500,000
Tennessee−2.0%		
Oak Ridge Industrial Development Board Industrial Revenue, VRDN (Oak Ridge Universities) 1.10% (LOC; Allied Irish Bank)	4,700,000 [a]	4,700,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Tennessee (continued)		
Sevier County Public Building Authority, Water Revenue Local Governmental Public Improvement, VRDN:		
1.10% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	8,000,000 [a]	8,000,000
1.10% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	2,800,000 [a]	2,800,000
Texas−7.9%		
Capital Industrial Development Corporation, SWDR, VRDN (Texas Disposal System Inc. Project) 1.17% (LOC; Bank of America)	4,100,000 [a]	4,100,000
Crawford Education Facilities Corporation, Education Revenue, VRDN (Woodlands Academy Preparatory School) 1.12% (LOC; U.S. Bank NA)	4,700,000 [a]	4,700,000
Houston, Water and Sewer System Revenue, CP 1.15%, 6/10/2004 (Liquidity Facility: Bayerische Landesbank and WestLB AG)	10,000,000	10,000,000
State of Texas:		
GO Notes, Refunding (College Student Loan) .95%, 7/1/2004 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	16,000,000	16,000,000
TRAN 2%, 8/31/2004	22,000,000	22,047,779
University of Texas System Board of Regents, Education Revenue, CP .98%, 7/12/2004	5,200,000	5,200,000
Utah−1.3%		
Intermountain Power Agency, Electric Revenue, CP 1.10%, 6/9/2004 (Liquidity Facility: Bank of America and Bank of Nova Scotia)	10,000,000	10,000,000
Washington−3.0%		
Chelan County Public Utility District Number 001 Consolidated Revenue, VRDN, Merlots Program 1.19% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	6,995,000 [a]	6,995,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Washington (continued)		
Port of Seattle, Revenue, VRDN Merlots Program 1.19% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,590,000 a	5,590,000
Seattle Housing Authority, Revenue, VRDN (High Point Project Phase I) 1.14% (LOC; Bank of America)	6,400,000 a	6,400,000
State of Washington, GO Notes, VRDN, Merlots Program 1.14% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	5,000,000 a	5,000,000
West Virginia−.2%		
Pendleton County, IDR, VRDN (Greer Steel Project) 1.14% (LOC; PNC Bank)	1,200,000 a	1,200,000
Wisconsin−1.9%		
Wilmot Unified High School District, Revenue, BAN 1.55%, 11/11/2004	14,950,000	14,970,090
Wyoming−3.5%		
Campbell County, IDR (Two Elk Power Generation Station Project) 1.40%, 12/2/2004 (GIC; Bayerische Landesbank)	27,300,000	27,300,000
Total Investments (cost $791,973,563)	**100.2%**	**791,973,563**
Liabilities, Less Cash and Receivables	**(.2%)**	**(1,232,672)**
Net Assets	**100.0%**	**790,740,891**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LOC**	Letter of Credit
CP	Commercial Paper	**LOR**	Limited Obligation Revenue
EDR	Economic Development Revenue	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHLB	Federal Home Loan Bank	**MFHR**	Multi-Family Housing Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**PCR**	Pollution Control Revenue
		RAW	Revenue Anticipation Warrants
FNMA	Federal National Mortgage Association	**SFHR**	Single Family Housing Revenue
		SFMR	Single Family Mortgage Revenue
FSA	Financial Security Assurance	**SWDR**	Solid Waste Disposal Revenue
GIC	Guaranteed Investment Contract	**TAN**	Tax Anticipation Notes
GNMA	Government National Mortgage Association	**TRAN**	Tax and Revenue Anticipation Notes
GO	General Obligation	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	91.7
AAA, AA, A [b]		Aaa, Aa, A [b]		AAA, AA, A [b]	6.6
Not Rated [c]		Not Rated [c]		Not Rated [c]	1.7
					100.0

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[c] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	791,973,563	791,973,563
Interest receivable		2,556,787
Prepaid expenses		105,870
		794,636,220
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(a)		541,839
Cash overdraft due to Custodian		3,246,648
Payable for shares of Common Stock redeemed		43,828
Accrued expenses		63,014
		3,895,329
Net Assets ($)		**790,740,891**
Composition of Net Assets ($):		
Paid-in capital		790,737,589
Accumulated net realized gain (loss) on investments		3,302
Net Assets ($)		**790,740,891**

Net Asset Value Per Share

	Class A	Class B	Class X
Net Assets ($)	240,067,502	550,463,987	209,402
Shares Outstanding	240,352,054	550,460,193	209,403
Net Asset Value Per Share ($)	**1.00**	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**4,397,046**
Expenses:	
Management fee–Note 2(a)	2,011,996
Shareholder servicing costs–Note 2(c)	960,538
Distribution fees and prospectus–Note 2(b)	579,921
Registration fees	77,867
Custodian fees	31,865
Professional fees	24,237
Directors' fees and expenses–Note 2(d)	12,053
Prospectus and shareholders' reports	8,470
Miscellaneous	15,003
Total Expenses	**3,721,950**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(235,956)
Net Expenses	**3,485,994**
Investment Income–Net	**911,052**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**5,506**
Net Increase in Net Assets Resulting from Operations	**916,558**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2004 (Unaudited)	Year Ended November 30, 2003
Operations ($):		
Investment income–net	911,052	2,987,693
Net realized gain (loss) on investments	5,506	15,616
Net unrealized appreciation (depreciation) on investments	–	(5,211)
Net Increase (Decrease) in Net Assets Resulting from Operations	**916,558**	**2,998,098**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(563,666)	(1,787,429)
Class B shares	(347,279)	(1,199,912)
Class X shares	(107)	(352)
Total Dividends	**(911,052)**	**(2,987,693)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	579,755,241	1,426,192,350
Class B shares	822,320,360	1,745,636,919
Dividends reinvested:		
Class A shares	440,024	1,711,606
Class B shares	346,980	1,196,076
Class X shares	107	352
Cost of shares redeemed:		
Class A shares	(579,332,242)	(1,497,867,374)
Class B shares	(857,046,390)	(1,723,085,020)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(33,515,920)**	**(46,215,091)**
Total Increase (Decrease) in Net Assets	**(33,510,414)**	**(46,204,686)**
Net Assets ($):		
Beginning of Period	824,251,305	870,455,991
End of Period	**790,740,891**	**824,251,305**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2004 (Unaudited)	Year Ended November 30,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.002	.006	.010	.026	.035	.027
Distributions:						
Dividends from investment income−net	(.002)	(.006)	(.010)	(.026)	(.035)	(.027)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.50[a]	.58	1.02	2.59	3.56	2.71
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.60[a]	.58	.57	.57	.58	.58
Ratio of net investment income to average net assets	.49[a]	.59	1.02	2.50	3.51	2.68
Net Assets, end of period ($ X 1,000)	240,068	239,203	309,159	285,966	271,638	285,849

[a]   *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2004 (Unaudited)	Year Ended November 30,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.001	.002	.006	.021	.031	.023
Distributions:						
Dividends from investment income–net	(.001)	(.002)	(.006)	(.021)	(.031)	(.023)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.12[a]	.20	.59	2.16	3.16	2.31
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.97[a]	.96	1.00	.98	.98	.98
Ratio of net investment income to average net assets	.12[a]	.20	.59	2.12	3.10	2.29
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.08[a]	.08	.04	.06	.07	.07
Net Assets, end of period ($ X 1,000)	550,464	584,839	561,088	447,614	412,041	376,104

[a]   *Annualized.*
See notes to financial statements.

| | Six Months Ended | | | | | |
| | May 31, 2004 | | Year Ended November 30, | | | |
Class X Shares	(Unaudited)	2003	2002	2001	2000	1999[a]
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.001	.002	.006	.021	.031	.012
Distributions:						
Dividends from investment income–net	(.001)	(.002)	(.006)	(.021)	(.031)	(.012)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.10[b]	.18	.56	2.10	3.12	2.43[b]
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.99[b]	.99	1.03	1.03	1.05	1.05[b]
Ratio of net investment income to average net assets	.10[b]	.17	.56	2.14	3.19	2.22[b]
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.07[b]	.07	.02	.03	.07	.18[b]
Net Assets, end of period ($ X 1,000)	209	209	209	208	283	1

[a] From June 1, 1999 (commencement of initial offering) to November 30, 1999.

[b] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General Municipal Money Market Fund (the "fund") is a separate diversified series of General Municipal Money Market Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company, currently offering one series, which is the fund. The fund's investment objective is to maximize current income exempt from federal income tax, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 16.5 billion shares of $.001 par value Common Stock. The fund is currently authorized to issue three classes of shares: Class A (15 billion shares authorized), Class B (1 billion shares authorized) and Class X shares (500 million shares authorized). Class A shares, Class B shares and Class X shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B and Class X shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act and Class A, Class B and Class X shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2004, sub-accounting service fees amounted to $144,130 for Class B shares and are included in the shareholder servicing cost. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $17,983 during the period ended May 31, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $2,203 available to be applied against future net securities profits, if any, realized subsequent to November 30, 2003. If not applied, the carryover expires in fiscal 2010.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2003 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1½% of the average value of the fund's net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2004, there was no expense reimbursement pursuant to the Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $326,144, Rule 12b-1 distribution plan fees $93,289, shareholder services plan fees $139,664 and transfer agency per account fees $8,108, which are offset against an expense reimbursement currently in effect in the amount of $25,366.

(b) Under the Distribution Plan with respect to Class B ("Class B Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the costs of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund, the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B. During the period ended May 31, 2004, Class B shares were charged $579,660, pursuant to the Class B Distribution Plan.

Under the Distribution Plan with respect to Class X ("Class X Distribution Plan") adopted pursuant to Rule 12b-1 under the Act, Class X shares pay the Distributor for distributing Class X shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class X. During the period ended May 31, 2004, Class X shares were charged $261 pursuant to the Class X Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2004, Class A shares were charged $29,450 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B and Class X ("Shareholder Services Plan") Class B and Class X shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B and Class X shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B and Class X shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2003 through May 31, 2004, to reduce the expenses of Class B and Class X shares to the extent that, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% and if the aggregate expenses of Class X shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1.05% of the value of the average daily net assets of each class, respectively. In addition, the Manager may, at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of fund, as applicable, because of low interest rates. The Manager limited fund expenses on the fund (Class B and Class X) to maintain a minimum yield of 10 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended May 31, 2004, Class B and Class X shares were charged $720,652 and $262, respectively, of which $235,883 and $73, respectively, were reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2004, the fund was charged $24,359 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Information can be viewed online or downloaded from:
http://www.dreyfus.com

General Municipal Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, New York 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0918SA0504